UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Enclosure: A press release dated January 19, 2024, announcing a capital increase by the registrant’s subsidiary CJSC Belarusian Telecommunications Network.

Istanbul, January 19, 2024

Announcement Regarding the Capital Increase in BeST

The capital of our Company's subsidiary CJSC Belarusian Telecommunications Network ("BeST") is increased by BYN 47,938,990 to BYN 1,322,959,530 from BYN 1,275,020,540. Our Company's pre-emption rights with respect to the capital increase is fully paid.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 19, 2024	By:	/s/ Özlem Yardım
		Name	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 19, 2024	By:	/s/ Kamil Kalyon
		Name	Kamil Kalyon
		Title:	Chief Financial Officer